Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-100808

Prospectus

                          BestNet Communications Corp.

                      6,141,753 Shares of Our Common Stock

     This prospectus relates to the resale of an aggregate of 6,141,753 shares of our common stock issuable upon exercise of outstanding warrants. The shares of common stock covered this prospectus are being offered by the selling stockholders identified on pages 22 and 23. The shares of common stock that may be resold by the selling stockholders constitute 32.2% of our issued and outstanding common stock on November 7, 2002 and 24.4% of our issued and outstanding common stock on such date after giving effect to the exercise of all of the warrants described in this prospectus.

     The selling stockholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed to be underwriters of the shares of common stock, which they are offering. Please see the "Selling Stockholders" section beginning on page 22 in this prospectus for a complete description of all of the selling stockholders.

     The selling stockholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of the common stock by the selling stockholders. We will receive up to an aggregate of $27,902,822.25 if all of the warrants are exercised.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol BESC.OB. On December 27, 2002, the closing sale price of our common stock was $0.50.

     Investing in our common stock involves a high degree of risk. See Risk Factors on page 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is January 3, 2003.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

WHERE YOU CAN FIND MORE INFORMATION............................................2
INCORPORATION OF DOCUMENTS BY REFERENCE........................................2
SUMMARY........................................................................3
THE OFFERING...................................................................6
RISK FACTORS...................................................................7
USE OF PROCEEDS...............................................................21
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................21
SELLING STOCKHOLDERS..........................................................22
PLAN OF DISTRIBUTION..........................................................24
DETERMINATION OF OFFERING PRICE...............................................25
DESCRIPTION OF SECURITIES.....................................................25
LEGAL MATTERS.................................................................25
EXPERTS.......................................................................25
INFORMATION WITH RESPECT TO THE REGISTRANT....................................25
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES..................................................25

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

     * our annual report on Form 10-KSB for the fiscal year ended August 31, 2002; and
     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.

     If you would like a copy of any of these documents, at no cost, please write or call us at:

                          BestNet Communications Corp.
          5075 East Cascade Road, Suite A, Grand Rapids, Michigan 49546
                            Attn: Corporate Secretary
                            Telephone: (616) 977-9933

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                     SUMMARY

     The following summary should be read by you together with the more detailed information in other sections of this prospectus. You should also carefully consider the factors described under Risk Factors at page 7 of this prospectus. Throughout this prospectus, we refer to BestNet Communications Corp. as BestNet, we, our, ours, and us.

                          BESTNET COMMUNICATIONS CORP.

     We are a facilities-based, global communication solutions provider. Our patented, proprietary technology uses widely available Internet access to control, enable, and manage voice communications over the public switched telecommunication network. We view our role as a product development, marketing, sales, sub-licensing, customer service and billing organization for patented, packet-based Internet telephony software applications that control, manage and enable global telecommunications services. We are presently focusing substantially all of our financial and other resources on marketing and development of Bestnetcall services to individual clients and selected companies with international locations and/or clients worldwide. As of the date of this prospectus, we have approximately 13,000 clients, making calls from 142 countries and calling to 198 countries.

     We develop, market and sell patented Internet-based telecommunications applications, technologies and services to corporate and residential clients worldwide. Bestnetcall, the Company's flagship product, is the industry's first patented, phone-to-phone, Internet-enabled long distance service, which combines global internet access and the public switched telephone network via our internet website at Bestnetcall.com. This service was first made available to the public on April 17, 2000 and is marketed under the brand name Bestnetcall.

     Although founded as a Nevada corporation on July 10, 1986, we did not commence operations until 1995. From 1995 until 1999, we operated under the name Wavetech International, Inc. and developed software for customized calling card services and created infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990s, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing and commercializing our Bestnetcall web-enabled long distance services. On September 27, 2000, we changed our name to BestNet Communications Corp.

     At August 31, 2002, we had an accumulated deficit of $23,488,980. We had net losses available to common shareholders for the fiscal year ended August 31, 2002 of $6,468,448. We expect to continue to spend considerable financial and management resources on the roll-out of our Bestnetcall service, which is described below. Further, we have substantial future capital requirements with respect to the roll-out of our Bestnetcall service. Accordingly, we expect to continue to incur significant additional losses and continued negative cash flow from operations for the foreseeable future.

     Users of our Bestnetcall services are able to do the following by accessing our website at www.Bestnetcall.com:

     *    Register to use our Bestnetcall services

     *    Access and launch communication applications

     *    Access current rate tables and time zone charts

     *    Access a full suite of call management features

     *    Access customer service immediately via the Internet

     *    Maintain call account security

     *    Obtain real time billing detail

     Our Bestnetcall service does not require the purchase of special hardware or software by the customer and uses existing telephone equipment. Users only need access to the Internet and an available phone line (land line or cellular). Bestnetcall also offers immediate real time billing detail to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options. The architecture of Bestnetcall allows for total security regarding both the FROM and TO legs of each call. The FROM and TO numbers are never displayed, thus it is impossible to determine from where a call is being placed.

     We offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets include:

     *    Large Corporate / Enterprise Clients

     *    Internet Service Providers

     *    Mid-sized to SOHO Business (Small Office Home Office)

     *    Marketing and Channel Partners

     *    Reseller, VAR and Integrators

     *    Technology and Telecommunications Consultants

     *    Consumers

     Our marketing efforts are targeted at international long distance and conference calling clients in a number of key geographic areas in the world. Our priorities are focused primarily on the following geographic regions:

     *    Central and South America

     *    North America

     *    Asia Pacific

     *    Europe

     *    Middle East

     *    Caribbean

     Today's telecom industry is being shaped dramatically by globalization, new competition, and use of technology. The telecommunications market is one of the largest markets in the world, second only to the financial markets. The International Telecommunications Union forecasts the telecommunications services market to be $1.1 trillion by the end of calendar year 2002. Our goal is to become a leading provider of Web-enabled application services. We hope to capture a share of this large and growing market.

     Our principal executive offices are located at 5075 East Cascade Road, Suite A, Grand Rapids, Michigan 49546. Our telephone number is (616) 977-9933. We wholly own our four subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc., Telplex International Communications, Inc. and International Environment Corporation.

                SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements included in our Form 10-KSB for the year ended August 31, 2002 and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended August 31, 1997, 1998, 1999, 2000, 2001 and 2002 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                                           YEAR ENDED AUGUST 31,
                                       -------------------------------------------------------------------------------------------
                                           1997             1998             1999           2000           2001           2002
                                       ------------     ------------     ------------   ------------   ------------   ------------
Statement of Operations
Data:
Revenue                                $    719,142     $    157,838     $     13,580   $     28,670   $    360,615   $  1,060,582
Cost of revenue                             679,930           85,082            9,468         51,722        382,298      1,432,196
Development                                       0                0                0              0              0              0
Selling, general and administration       1,584,747          794,004          691,479      1,188,032      2,044,720      2,028,732
Depreciation & amortization                 211,786          156,965          146,977      1,545,636      1,979,975      2,277,525
                                       ------------     ------------     ------------   ------------   ------------   ------------
Total cost and expenses                   2,476,463        1,036,051          847,924      2,785,390      4,024,695      4,306,257

Loss from operations                     (1,757,321)        (878,213)        (834,344)    (2,756,720)    (4,046,378)    (4,677,871)

Other Income and Expenses:
Interest income                               8,500            6,565           70,519         76,129        227,691          3,023
Rental income                                     0            8,833           36,000         22,500              0              0
Misc income                                       0                0                0          4,014              0              0
Interest expense                            (26,893)         (45,182)          (8,995)       (60,512)           (36)      (764,688)
License agreement termination income              0          236,906                0              0              0              0
Loss on sale of investment in Switch              0         (216,165)               0              0              0              0
Debt conversion expense                           0          (92,894)               0              0              0              0
Proposed merger costs                             0         (236,737)        (118,450)             0              0              0
Write-off of intangibles & other
assets                                            0                0          (36,125)             0              0              0
Foreign asset tax expense                         0                0                0              0            (50)       (30,050)
Preferred stock conversion penalty                0                0         (144,000)      (221,226)             0        (35,944)
Gain on sale of fixed assets                      0                0                0              0              0          2,405
Other misc expenses                               0                0          (15,000)             0         (1,304)          (800)
                                       ------------     ------------     ------------   ------------   ------------   ------------
Total Other Income and Expenses             (18,393)        (338,674)        (216,051)      (179,095)       226,301       (826,054)
                                       ------------     ------------     ------------   ------------   ------------   ------------
Net loss from continuing operations    $ (1,775,714)    $ (1,216,887)    $ (1,050,395)  $ (2,935,815)    (3,820,077)  $ (5,503,925)
Income (loss) from discontinued
operations                                        0                0                0              0         17,280         (5,800)

Cumulative preferred dividends
Declared and preferred stock
conversion benefit                                0          135,994           36,500      2,602,046        212,013        958,723
                                       ------------     ------------     ------------   ------------   ------------   ------------
Net loss available to common
shareholders                           $ (1,775,714)    $ (1,352,881)    $ (1,086,895)  $ (5,537,861)  $ (4,014,810)  $ (6,468,448)

Net loss per share, basic & diluted    $       (.74)    $      (0.51)    $      (0.37)  $      (1.72)  $      (0.45)  $      (0.41)

Weighted average shares outstanding,
basic & diluted                           2,409,195(1)     2,663,257(1)     2,904,693      3,221,225      9,013,669     15,933,908

                                                                           YEAR ENDED AUGUST 31,
                                       -------------------------------------------------------------------------------------------
                                           1997             1998             1999           2000           2001           2002
                                       ------------     ------------     ------------   ------------   ------------   ------------
Balance Sheet Data:
Cash & Cash Equivalents                $     13,329     $  2,202,573     $    889,620   $  2,581,492   $    285,518   $    351,784
Working Capital                            (650,761)       1,863,442          618,440      2,394,852        197,796       (526,923)
Total Assets                              2,840,796        2,542,171        1,574,395     13,862,867     11,264,956      9,500,400
Total Liabilities                           828,981          389,219          281,288        210,542        164,196      1,046,125
Accumulated Deficit                      (5,028,085)      (6,380,966)      (7,467,861)   (13,005,722)   (17,020,532)   (23,488,980)
Stockholders' Equity                      2,011,815        2,152,952        1,293,107     13,652,325     11,100,760      8,454,275

----------
(1) As restated to reflect a one-for-six reverse stock split effective December 18, 1998.

                                  THE OFFERING

     This prospectus relates to the resale of an aggregate of 6,141,753 shares of our common stock to be sold by the selling stockholders identified on pages 22 and 23 of this prospectus. The number of shares subject to this prospectus represents 32.2% of our issued and outstanding common stock as of November 7, 2002 and 24.4% after issuance of all currently unissued shares included in this prospectus.

     As of November 7, 2002, we had 19,059,839 shares of common stock issued and outstanding.

                             SECURITIES BEING ISSUED

Resale of Common Stock Underlying Warrants

     In this prospectus, we are registering the resale of an aggregate of 6,141,753 shares of our common stock issuable upon exercise of outstanding warrants. These warrants were issued by us in connection with various business and financing transactions previously reported in our filings made with the Securities and Exchange Commission. The material terms of these warrants are described in the below table:

                              ISSUANCE DATE OF         NO. OF SHARES         EXERCISE PRICE PER      WARRANT EXPIRATION
     WARRANT HOLDER               WARRANTS          UNDERLYING WARRANTS            SHARE                    DATE
     --------------               --------          -------------------            -----                    ----
Softalk, Inc.                  October 25, 1999         5,246,753            $3.25---$10.00(1)       October 24, 2004

ComHoldings Ventures, LLC      December 3, 1999            30,000                $4.5625             December 3, 2002

Cedar Avenue LLC               September 24, 2001         450,000            $3.00---$4.00(2)        September 23, 2004

Liolios Group, Inc.            June 1, 2002               200,000            $1.00---$1.50(3)        June 1, 2005

Equity Securities              April 23, 2002              65,000                 $0.50              April 23, 2007

                               June 12, 2002              100,000            $1.25--$2.50(4)         June 12, 2004

Robert C. Caylor               August 24, 2002             50,000            $3.05---$5.00(5)        August 24, 2007

(1) These warrants were issued to Softalk in connection with the execution of Amendment No. 1 to Amended and Restated License Agreement with Softalk, dated October 25, 1999, which gave us certain rights in addition to those rights set forth in the Amended and Restated License Agreement with Softalk dated July 30, 1999. The warrants issued to Softalk have the following exercise prices:
3,246,753 shares have an exercise price of $3.25; 1,000,000 shares have an exercise price of $5.00; and $1,000,000 shares have an exercise price of $10.00.

(2) The warrants  issued to Cedar  Avenue have the  following  exercise  prices:
225,000 shares have an exercise price of $3.00; and 225,000 shares have an exercise price of $4.00.

(3) These warrants, which were issued to Liolios pursuant to the terms of a Financial Public Relations Agreement dated June 1, 2002, have the following exercise prices: 100,000 shares have an exercise price of $1.00; 50,000 shares have an exercise price of $1.25; and 50,000 shares have an exercise price of $1.50.

(4) The warrants issued to Equity Securities have the following exercise prices:
65,000 shares have an exercise price of $0.50; 50,000 shares have an exercise price of $1.25; and 50,000 shares have an exercise price of $2.50.

(5) The warrants  issued to Robert  Caylor have the following  exercise  prices:
30,000 shares have an exercise price of $3.05; 10,000 shares have an exercise price of $4.00; and 10,000 shares have an exercise price of $5.00.

                                  RISK FACTORS

BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION.

SINCE WE ARE DEPENDENT ON COMPONENTS OF OUR LICENSE AGREEMENT WITH SOFTALK, ANY MATERIAL CHANGES IN THIS AGREEMENT COULD ADVERSELY IMPACT OUR BUSINESS AND FUTURE OPERATIONS.

     We are dependent on components of our license agreement with Softalk, which gives us a worldwide exclusive license to distribute, market, service, sell and sublicense current and future Softalk communication software to commercial accounts. This agreement also grants us a worldwide nonexclusive license to distribute, market, service, sell and sublicense current and future Softalk communication software to individual customer accounts. In September of 2002, we began legal proceedings against Softalk in Canada to address numerous breaches of its obligations under the various agreements in place between our companies. In September 2002, we obtained a court order/injunction requiring Softalk to monitor and maintain our communication network during a commercially reasonable transition period. Softalk failed to comply with this court order/injunction and has, instead, responded by making allegations of its own against us for alleged breaches of the Softalk license agreement. On making its allegations, Softalk has threatened to terminate the license agreement. We believe Softalk's allegations are without merit and we are responding by asserting our rights under our agreements with Softalk and at law. We have moved under the contractual agreements to resolve matters in arbitration proceedings with Softalk. Although at this point unlikely, in the event such proceedings, or any other proceedings arising out of the context of these arbitration proceedings, result in material changes in the agreements, or the termination thereof, such an outcome could materially adversely impact our business and future operations.

IF OUR BESTNETCALL SERVICE IS NOT ACCEPTED BY TARGETED CUSTOMERS, OUR FUTURE OPERATING RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     We have operated at a loss for the last ten years. Our Bestnetcall service is a unique value-generating product. Based on our marketing efforts to date it is still too early to determine if the Bestnetcall service will likely achieve broad commercial acceptance by Internet users. The failure to achieve broad market acceptance will have a material adverse effect on our business, financial condition and results of operations. Our risks include the following:

     *    evolving and unpredictable business models;

     *    management and funding of growth;

     * our ability to anticipate and adapt to developing international markets;

     *    acceptance by Internet users;

     * our ability to establish relationships with additional strategic partners; and

     * the maintenance of our network at a high level of quality to support commercial acceptance of the Bestnetcall service.

To address these risks we must, among other things:

     * attract and retain frequent users of its services in its target markets;

     * continue to provide value creating services for current and future customers;

     *    grow usage by our existing customer base;

     * attract a significant number of new Internet telephony business customers in target markets;

     *    expand value-added services;

     *    successfully respond to competitive developments;

     *    continue to form and maintain relationships with strategic partners;

     *    continue to attract, retain and motivate qualified personnel;

     *    provide superior customer service; and

     * continue to develop and upgrade technologies and commercialize value creating Internet based services.

A FAILURE BY PARTIES THAT MAINTAIN PHONE AND DATA LINES TO SERVICE SUCH LINES OR AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY DISRUPT BESTNET'S BUSINESS.

     Our business strategy depends on the availability of the Internet to transmit data packets for voice and fax calls. We also rely on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. If any of these carriers increase their charges for using these lines, which has become increasingly likely in light of the deregulation, then our profitability will be materially adversely affected. They may also fail to properly maintain their lines and disrupt our ability to provide service to its customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of our ability to complete calls over the Internet would have a material adverse affect on our business, financial condition and results of operations. We may be unable to continue purchasing such services from these third parties on acceptable terms, if at all. If we are unable to purchase the necessary services to maintain and expand its network as currently configured, then our business, financial condition and results of operations would be materially adversely affected.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES, WHICH, IF INCREASED OR CHANGED, COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     While the FCC has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the FCC, and the FCC could impose greater or lesser regulation on our industry. For Example, the FCC is currently considering, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those that provide Internet telephone services to end-users located within the U.S. To date this has not been done however, the imposition of such surcharges or the regulation of Internet telephony providers both in the U.S. and internationally could increase the cost of doing business over the Internet and materially adversely affect our business, financial condition and results of operations.

     Aspects of our operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. There can be no assurance that government agencies will not increasingly regulate Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition and results of operations.

THE  TELECOMMUNICATIONS   INDUSTRY  IS  SUBJECT  TO  INTERNATIONAL  GOVERNMENTAL
REGULATION AND LEGAL UNCERTAINTIES, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We are marketing our services to international long distance callers in over 142 countries around the world. Because we conduct business internationally, we are subject to certain direct or indirect risks. These risks could include:

     * unexpected changes in regulatory requirements for the Internet and/or Internet telephony;

     * foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue;

     *    foreign taxation; and

     * the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

     * Changes in regulations and tax could have an adverse effect on our revenue and costs.

BESTNET HAS A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE OPERATING INCOME FROM THE SALE OF ITS BESTNETCALL SERVICE.

     As of August 31, 2002, we had an accumulated deficit of $23,488,980. Prior year's financial information has no particular bearing on future years' results because the focus of our business has changed from calling card services to Internet telephony.

     We believe that our future profitability and success will depend in large part on our ability to generate revenue from the sale of our Bestnetcall service to businesses. Revenues are also anticipated from the sub-licensing of proprietary technology and business systems to partners around the world. The profitability and success of BestNet will depend on:

     * our ability to maintain existing corporate relationships and our ability to enter into new relationships.

     * our ability to retain the right to sell value added Internet based services;

     * our ability to effectively create and maintain relationships with multinational partners;

     * our ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall services; and

     *    our ability to generate sufficient sales volume.

     Accordingly, we expect to continue to expend significant financial and management resources on the rollout of our Bestnetcall service, strategic relationships, sales and marketing along with operating improvements to meet specific client needs. As a result, we expect to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. Further, we may not achieve or maintain profitability or generate cash from operations in future periods.

CONFLICTS OF INTEREST COULD CONTINUE TO ARISE WHICH MATERIALLY ADVERSELY AFFECT BESTNET, ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Conflicts of interest could continue to arise between our  affiliates,  and
us,  including   Softalk,   in  areas  relating  to  past,  ongoing  and  future
relationships, including:

     * the Bestnetcall license agreement, corporate opportunities, indemnity arrangements, tax and intellectual property ownership matters;

     *    potential acquisitions or financing transactions; and

     *    sales or other dispositions by BestNet principals.

     These conflicts also may include disagreements regarding the Bestnetcall license agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement arising out of the active arbitration. Such amendments, modifications or waivers may adversely affect our business, financial condition and results of operations. Ownership interests of directors or officers in BestNet common stock, or serving as both a director/officer of BestNet could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for BestNet.

OUR INABILITY TO BE COMPETITIVE INTERNATIONALLY OR TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in international markets. These risks could impair our ability to expand internationally as well as have a material adverse effect upon our overall business operations, growth and financial condition. In addition, international regulations continue to change and could effect adversely business that we currently have along with business that we will develop in the future.

ON-LINE SECURITY BREACHES OR FAILURES MAY MATERIALLY ADVERSELY AFFECT BESTNET.

     In order to successfully provide services over the Internet, it is necessary that we are able to ensure the secure transmission of confidential customer information both voice and data. We employ certain technology in order to protect such information, including customer credit card information.
However, we may be unable to ensure that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that the Internet is not secure, even if unfounded, means that fewer consumers might use our services. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     In our Articles of Incorporation, we are authorized to issue up to 50,000,000 million shares of common stock. The Board of Directors may authorize the issuance of shares of stock for such consideration, as it deems adequate. Additional shares of common stock may be issued to raise capital, to purchase property or rights, and upon exercise of warrants, options, or other derivative instruments. We are also authorized to issue up to 10,000,000 million shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. Preferred stock may be issued that is convertible into shares of common stock at conversion prices that might not be related to the then current market price. The market price of our common stock may decrease as more shares of common stock become available for trading. The equity interest of the shareholders in BestNet also may be reduced through the issuance of new common stock required to further fund our company.

THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

     We are authorized to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include our plans:

     *    to grow our Internet-based communications businesses
     *    to expand the range of services we offer
     * to increase the number of customers using our services and the minutes of use and price per minute of use of the traffic booked through our websites and network
     * to otherwise expand our business activities in new cities and foreign countries

     * to retain key personnel or otherwise to implement our strategy as well as our beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising

     These forward looking statements include statements regarding the belief or current expectation of management and are based on management's current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

                          BESTNET COMMUNICATIONS CORP.

BUSINESS DEVELOPMENT

     We are a facilities-based, global communication solutions provider. Our patented, proprietary technology uses widely available Internet access to control, enable, and manage voice communications over the public switched telecommunication network. We our a product development, marketing, sales, sub-licensing, customer service and billing organization for patented, packet-based Internet telephony software applications that control, manage and enable global telecommunications services. We are presently focusing substantially all of our financial and other resources on marketing and development of our Bestnetcall services to individual clients and selected companies with international locations and/or clients worldwide. As of the date of this Report, we have approximately 13,000 clients, making calls from 142 countries and calling to 198 countries.

     We develop, market and sell patented Internet-based telecommunications applications, technologies and services to corporate and residential clients worldwide. Bestnetcall, our flagship product, is the industry's first patented, phone-to-phone, Internet-enabled long distance service, which combines global internet access and the public switched telephone network via our internet website at Bestnetcall.com. This service was first made available to the public on April 17, 2000 and is marketed under the brand name Bestnetcall.

     Although founded as a Nevada corporation on July 10, 1986, we did not commence operations until 1995. From 1995 until 1999, we operated under the name Wavetech International, Inc. and developed software for customized called card services and created infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990s, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing and commercializing our Bestnetcall web-enabled long distance services. On September 27, 2000, we changed our name to BestNet Communications Corp.

BESTNET SOLUTIONS

     Users of our Bestnetcall services are able to do the following by accessing our website at www.Bestnetcall.com:

     *    Register to use our Bestnetcall services

     *    Access and launch communication applications

     *    Access current rate tables and time zone charts

     *    Access a full suite of call management features

     *    Access customer service immediately via the Internet

     *    Maintain call account security

     *    Obtain real time billing detail

     Bestnetcall does not require the purchase of special hardware or software by the customer and uses existing telephone equipment. Users only need access to the Internet and an available phone line--either land line or cellular. Bestnetcall also offers immediate real time billing detail to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options. The architecture of Bestnetcall allows for total security regarding both the FROM and TO legs of each call. The FROM and TO numbers are never displayed, thus it is impossible to determine from where a call is being placed.

     Following the completion of a telephone call, the total cost for that call could be viewed on the caller's online account. Call detail records may be printed or copied to Word or Excel applications. The Bestnetcall service also includes features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via our website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

     We license the technology upon which our Bestnetcall service is based from Softalk, Inc., an Ontario, Canada-based technology company. We entered into our license agreement with Softalk in April 1999 and later amended and restated that arrangement in October 1999. Under the terms of this license agreement, Softalk granted to us exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts and on a worldwide non-exclusive basis to individual consumer accounts.

     We own and operate facilities in Toronto, Canada and New York, New York including high-capacity switches, web servers, data base servers, calling servers and security systems. In addition, we make use of specialized software for data management, billing and customer service requirements. For cost optimization reasons, we shut down our facilities in Los Angeles in the third quarter of fiscal 2002. The equipment remains ready for redeployment when necessary.

PRODUCT SUITE

     Our Bestnetcall service includes the following suite of communication features:

     BestNet WEBCALL - Long Distance Calling

     Clients utilizing our Bestnetcall service can decrease the cost of their long distance service while still retaining the toll quality for global communication needs. Bestnetcall provides the core benefits of lower prices, quality service and on-line real-time billing. Other significant benefits include point and click FROM and TO directories, point and click dialing using directories from Microsoft Outlook, speed dialing, e-mail calling, billing codes, country and city code look-up, time zone information and dialing examples.

     BestNet CONFERENCECALL - Conference Calling

     Bestnetcall offers a conference-calling product that can be used to initiate immediate or scheduled conference calls. The chairperson can either launch successive legs for an immediate conference call or enter and save information for a conference call to be launched automatically at a future date. There are no set-up or administrative charges for the Bestnetcall conference calling facility. This service can reduce the cost of conference calls by up to 80% as compared to traditional conferencing services currently offered by carriers. We have compared the value of this conference-calling service to similar services available in the marketplace and believe it highly competitive.

     BestNet DESKTOPCALL - Desktop Application

     Bestnetcall also has a desktop application that can be downloaded from our website. Calls can then be launched from the desktop application instead of from a web browser. This feature is particularly useful for clients with slow Internet connections. Calls are launched in a similar manner to our web product. All calls are still charged to the same account and on-line billing information may also be viewed. Calls can also be launched directly from Microsoft Outlook using a Bestnetcall Outlook add-in and the desktop.

     BestNet EMAILCALL - E-mail Application

     Bestnetcall e-mail application can be used from any e-mail device such as MS Outlook, Blackberry and cell phones to initiate calls. This patent-pending technology uses simple commands sent by e-mail to launch calls to any nearby phone, such as a pay phone, home phone or cell phone. Clients enter defined calling instructions to the destination of their choice. EmailCall has many convenience features, such as the ability to use a caller's personal webCall directories and billing codes.

     BestNet SATCALL - Satellite Calls

     Bestnetcall has a direct circuit to an international satellite uplink carrier for launching the Inmarsat satellite leg of calls. This circuit provides our Bestnetcall service with the capability to complete calls to remote platforms such as ships, airplanes and oilrigs via our web site at www.bestnetsat.com.

     BestNet PDACALL - Mobile Calling

     Bestnetcall has developed a Palm OS application, which is ideal for wireless PDA devices, including devices offered by Palm, Handspring and Kyocera. Our software, which emulates our BestNet desktop service, gives the user the ability to launch low-cost long distance calls or conference calls using a PDA device to control the call. Applications also have been developed for micro-browser equipped PDA's such as Compaq's iPAQ.

     All calls from these devices are billed in the same way as calls placed through our web product.

MARKETING STRATEGIES

     We offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets include:

     *    Large Corporate / Enterprise Clients

     *    Internet Service Providers

     *    Mid-sized to Small Office Home Office

     *    Marketing and Channel Partners

     *    Reseller, VAR and Integrators

     *    Technology and Telecommunications Consultants

     *    Consumers

     Our marketing efforts are targeted at international long distance and conference calling clients in a number of key geographic areas in the world. Our priorities are focused primarily on the following geographic regions:

     *    Central and South America

     *    North America

     *    Asia Pacific

     *    Europe

     *    Middle East

     *    Caribbean

DIRECT SALES

     Our direct sales activities are comprised of the following marketing and sales strategies designed to generate revenue and increase customer usage of our Bestnetcall service:

     * Web Channel - This method of marketing, which represents the majority of our revenue, consists of marketing all of our branded service offerings to individuals and business through a combination of Internet-based marketing and third party sales relationships.

     * Sales Calls - We call directly on potential clients whom we believe we can create value for, and where relationships are built, to help establish a user base that has synergy with Our product line.

     * Direct Mail and E-mail Solicitations - We send solicitation materials to pre-qualified potential users of our Bestnetcall service. These materials refer or link the potential user to www.Bestnetcall.com to facilitate activation of our Bestnetcall service. Recipients are invited to use the service or request more information. These direct mail or e-mail solicitations are launched on a continuous basis currently by an in-house staff. Future direct mail initiatives will be launched using a combination of in-house resources and external resources.

     * Media Advertising and Promotion - We have initiated limited advertising in print and electronic media targeted at specific market segments in the form of national or international publications. We will consider additional initiatives such as advertising in specific trade publications and Internet advertising during Fiscal 2003 based on an analysis of the cost-effectiveness and results of these initial activities.

     * Public Relations Activities - We have a corporate communications and public relations strategy in place for developing a comprehensive communications program. This communications program will include initiating appropriate news releases, feature print articles in industry and trade specific publications, local print media and editorial support. Our Bestnetcom.com website is also being redeveloped to include a frequently asked questions section to facilitate direct communication with shareholders, customers and the public-at-large. In Fiscal 2002 we retained an investor relation firm to deal specifically with shareholders and the investment community.

INDIRECT SALES

     Our indirect sales efforts are centered on the following four types of organizations:

     *    Agent/Distributors  - We are  establishing  a global network of agents
          and   distributors   who  will  market  our   services  to   corporate
          organizations and consumers via private labeled Internet web sites.

     * Telecom Providers - The Bestnetcall services are being made available to other telecommunication providers, resellers, and Internet service providers for resale to their clients. These types of indirect sales organizations solicit through direct mail, e-mail, fax, and direct sales calls by their personnel.

     * Professional Service Firms - Accounting firms, consultants, integrators and legal firms are being solicited to use our Bestnetcall service and to provide this service to their clients as a means of saving money.

     * Licensed Services Channel - Seek to offer a sub-licensed program through this sales channel in an effort to generate additional revenue and to offer others in our industry the features and benefits of our intellectual property.

INDUSTRY BACKGROUND AND MARKET DEMAND

     The Internet represents a significant interactive worldwide medium for communications, collaborative technologies, and the telecommunications market. Meanwhile, global deregulation, the proliferation of new technologies enabling convergence between computers, software applications, Internet, and the telephone are significantly expanding the world's voice market.

     We believe there are key trends influencing the telecommunications industry and Internet deployment today. We expect the following trends to have a direct and positive effect on the communications market and demand for our applications:

     * The rapid evolution of the Internet: Fortune Magazine predicts that by the year 2003, 70% of the U.S. population will be using the Internet. Business-to-business revenue is projected to approach $1.3 trillion according to Forrester Research.

     * Globalization of the world's economies increase the international mobility of workforces, and the opportunities that exist in the global Internet roaming marketplace are vast. A recent report published by Frost & Sullivan projected that the global roaming services market is set to grow from $285 million in 2000 to $7.6 billion in 2006.

     * New and improving technology: Telecommunications Magazine predicts that by the year 2003, U.S. cell phone penetration will be 60%, with Japan approaching 70%, and Europe over 80%. As cell phone technology improves, the demand for cell phones is likely to increase.

     * Worldwide, STRATEGY ANALYTICS expects cellular subscribers to increase from nearly 900 million at the end of 2001, to 1.9 billion by the end of 2006.

     *    The  global  conferencing   market,  which  is  negligible  today,  is
          projected to grow to $11 billion by 2005 according to multimedia consultancy Wainhouse Research.

     * Internet applications sales, which includes both devices that connect to the Internet via a television and Internet terminals, are expected to grow at a rate of more than 40% per year and soar to $1.3 billion by the end of 2002.

     * The changing regulatory environment: Deregulation is encouraging telecommunications companies to enter each other's markets. Increased competition stimulates globalization as companies move to add geography, customers, expertise, and technology to their business.

     * The Gartner Group predicts that business-to-consumer transactions will reach $380 billion by 2003, and business-to-business transactions will exceed $7 trillion by 2004.

     * Forrester Research has predicted that 65% of corporate buyers planned to buy at least some telecommunications services on-line; several telecom-purchasing managers stated that, if their carriers are not Web-enabled in two years, they will switch suppliers.

     We believe the above market trends and projections reflect a large and growing market for potential users of internet telephony services. We believe these market trends and projections will translate into increased demand for providers of internet telephony services and that we are well positioned to capture a portion of this market with our bestnetcall services.

     Our ability to offer a cost effective, highly efficient and dynamic product in terms of features and capabilities is of key importance during poor economic periods as companies are forced to find ways to trim budgets. Companies also have a general reticence towards air travel during such poor economic periods, as well as following the events of September 11, 2001. We hope to capture the promise of this sector.

THE OPPORTUNITY

     We believe our most strategic business opportunity is in servicing the telecommunications needs of the business and mobile markets, which still relay on traditional carriers for supplying their international long distance and conferencing services. There exists a notable price disparity between the costs of long distance originating from the U.S., versus origination from most international locations. The advantage of our service is three-fold. The first advantage is our web-based interface, which provides universal access to our network without the requirements for special software. The second advantage is our patented methodology, which uses a two-leg call, origination and destination leg, which works with any telephone or legacy phone system. The third advantage is our long-distance transport. Our intelligent network is connected to multiple tier-1 carriers where routes are chosen on the basis of price and quality. With our network architecture, we can easily route calls over Voice over Internet Protocol networks if there is an advantage for certain routes.

     This hybrid approach to routing calls allows the universal access and cost advantages associated with VoIP transport, without any of the disadvantages. For this reason, business and mobile users in over 142 countries rely on BestNet to provide a simple, viable alternative to their existing long distance provider. BestNet provides its service without contracts or hidden charges. Our service easily integrates within any existing legacy or PBX system.

     We market our services by emphasizing the following key characteristics of bestnetcall:

     *    Speed of communication - easy deployment within any environment
     * Quality of communication - interconnection with tier-1 carriers ensure highest standards
     *    Reliability  of  communication  -  carrier-class   network  with  full
          redundancy
     *    Ease of operation - user adoption is simple and straight forward
     * Interoperability - operation with legacy systems, fixed or mobile phones
     *    Capital requirement - investment by users is not required

     We use the Internet to enable, control and manage the public switch telephone network calls accessed from our central offices in New York and Toronto. Accordingly, our technology allows us to bring the best wholesale long distance rates, which are in the U.S., to the entire world. We can offer access to global markets including direct access to North American business and consumer markets to any carrier worldwide wishing to connect to our switches in the U.S. and Canada.

INTERNET AND TELEPHONY

     We believe Voice over Internet Protocol, which is commonly referred to as VoIP, has changed the face of global telephony, as such technology has provided millions of users worldwide a viable alternative to expensive long-distance services provided in highly regulated or closed markets. Use of the Internet to transport voice has many advantages, including global access and low cost per minute rates. Providers of VoIP services, more specifically PC-to-phone services, which terminate calls over the public switched network, have experienced the greatest adoption by personal home users, versus business users. However, the disadvantages of PC-to-phone services are notable. VoIP is not available for cellular users and is difficult to use with legacy PBX systems. Other disadvantages include the requirement to buy software, configuration of hardware and reduction in voice quality - notably echoes and delay. The new VoIP technology has greatly improved the quality - however interoperability within legacy phone systems remains the biggest challenge. For this reason, the business market has been slower to adopt VoIP on any large scale.

     Despite the challenges, however, the Internet telephony market is expected to grow substantially over the next five years. Moreover, according to an IDC report, a leading technology research firm, the worldwide Internet telephony market is estimated to grow from 310 million minutes of use in 1998 to 135 billion in 2004. Revenues for this service are projected to increase from $480 million in 1999 to $19 billion by 2004. The report also estimates that the business market will implement extensive use of Internet telephony exceeding the consumer market by 2004.

     Our technology simply requires Internet access. No special hardware, software, or start up costs is required. The inherent diversification of our product suite addresses the above challenges directly.

INMARSAT TELEPHONY MARKET

     One of the fastest growing telephony markets in the world is global satellite telephony communications. The Inmarsat communication system consists of five geostationary satellites circling the globe. These satellites provide voice and data services to remote locations through a global network of terrestrial uplink carriers. The major sectors for satellite communication include maritime, land and aeronautical markets, with oil and gas, mining and merchant marine industry the largest customers. According to Inmarsat, there are currently 240,000 Inmarsat terminals in use, distributed in 150 countries, generating an estimated $1.3 billion in long distance charges.

     In 2000, BestNet developed a site specifically for the Inmarsat market called BestNetSat.com In 2002, BestNet upgraded its service to interconnect directly with Stratos Global, a leading Land Earth Station operator and Inmarsat carrier. The direct connectivity to Stratos, and to the Inmarsat network, gives us a pricing advantage over other providers - particularly foreign telecoms. This pricing advantage, coupled with our patented call-initiation methodology, gives us a unique advantage in this market. We are actively developing new customer relationships and markets for the BestNetSat.com service, as the tangible cost benefits associated with our patented technology is easily quantified in a highly competitive and lucrative global market.

FUTURE PRODUCT STRATEGY

     Communication around the globe is rapidly changing, as voice and data networks converge, and as mediums such as instant messaging and Internet delivery cross from the domain of desktop users to mobile devices. The Internet's reach is wider than imagined and its growth faster than expected. The Internet has become one of the world's largest distribution systems. It was designed and engineered to have an abundance of routes, connections, and elasticity. Recognizing this trend, we continue to look for new value added service applications for Bestnetcall to bring to our existing and future clients.

     The growth and universal acceptance of the Internet is creating new opportunities for BestNet, where its core technology can be leveraged in unique and creative ways. BestNet is a highly efficient interface, linking traditional circuit switched networks with the global access of the Internet. Our goal is to make access to its long distance and conference network as transparent as possible, using a variety of interfaces and devices. For enterprise markets, this could include integration into CRM applications, company Intranet's, websites, PBX systems and IP devices. For personal users, the BestNet application can be easily integrated into Internet appliances, PDA's, and mobile devices, using technology such as WAP, SMS or instant messaging as a conduit to Our network.

     BestNet intends to further develop its core network to be a universal interface, where intelligence and functionality can easily be added to the front-end, without having to modify its core database and call control functionality. As an example, this universal interface can be a platform where third parties using industry compliant standards, develop customized web-based services such as foreign currency billing and directories that are localized for specific customers, or foreign markets.

     In fiscal 2003, we plan to introduce a variety of new services and product enhancements - all based on its core technology platform. These new services and products include the following:

     * Call Button - Currently on the Bestnetcall website as a feature, the BestNet subscriber can configure a graphical button to be used as an alternative 1-800 service. The button can be sent via e-mail or included in an electronic document such as a Word document or PowerPoint presentation. Unlike conventional toll-free services, the subscriber will pay less per minute, can direct the incoming call to any phone, protect the privacy of their own phone number and provide access beyond the geographic limitations imposed by traditional services.

     * Call-enabled websites / banners - Similar in operation to the Call Button - the underlying technology can be used to enable a web visitor to click on an icon, or a banner to initiate a call. For example, a sales organization can have an icon on its website, inviting foreign customers to initiate a toll-free call to the sales organization's call center. We believe the market potential for this application is promising. According to Datamonitor, e-retailers will spend $460 million on e-service solutions. In addition, Forrester Research has reported that 67% of online transactions are aborted because of poor interactivity. Our technology is a ideal solution to poor interactivity and inefficient access to customer service.

     * Mobile Access--Recognizing the enormous growth in the mobile market and wide-scale adoption of data-communication, such as short messaging service and WAP. BestNet intends to introduce services specific to the needs of the mobile market. Short messaging service, which was introduced to allow simple user-to-user communication, can be an efficient communication medium to Our network. Text messaging has caught fire in Europe and Asia. The U.S market is lagging behind, but is poised to catch-up. According to Mobile Lifestreams, monthly SMS volume will reach 62.4 billion by the end of the year.

     * Conferencing--Over the last year, use of Our conferencing application has increased dramatically. Our conferencing service can connect up to 64 participants, which is easily controlled by a conference host using either the Desktop, Web or Palm (OS) application. BestNet can connect any phone, including home, office or mobile, to the conference. As a result of customer feedback, BestNet intends to enhance the functionality of its service. This may include the addition of dial-in capability, 800 or toll, call recording, operator services and collaborative white-boards.

NETWORK STRUCTURE

     Our network equipment is currently housed in central office facilities located in New York and Toronto. Our system is designed to support over 15 million minutes of voice traffic per month. Our system capacity can be easily increased as demand for our services increases. Currently we have substantial excess capacity. We are now performing our own network monitoring and maintenance functions, which were previously performed by Softalk.

     Texas  Net,  located  in  Austin,   Texas,  hosts  our  Web  servers.   Our
configuration has redundant servers with load balancing for optimum performance. Texas Net provides web server monitoring on a 24 x 7 basis.

     Our switching matrix is located in our central office facilities and includes direct connectivity to tier-1 carriers. We have multiple carrier connections at each switch location, which provides excellent back-up coverage and the ability to reroute calls to obtain the highest quality connections available. Our carrier configuration also allows us to take advantage of the highest value, ie., highest quality/lowest price, service offered by our carriers to each country and region we service.

     For cost optimization reasons, we shut down our facilities in Los Angeles in the third quarter of our 2002 fiscal year, which ended August 31, 2002. As a result of the available capacity of our New York and Toronto facilities, together with accessibility to carriers at these locations, we determined that our Los Angeles facility was not needed at this time. Equipment has been stored for easy deployment when it is needed in the future.

     Currently all of our voice traffic is carried by our tier-1 carriers via their preferred traffic routes. As VoIP continues to evolve, we will continue to evaluate its application as a means of delivering quality service for our customers.

SOFTALK LICENSE AGREEMENT

     Under the terms of our license agreement with Softalk, we are obligated to pay Softalk an amount equal to the sum of 100% of Softalk's actual direct expenses incurred in connection with the sale, license and delivery of Softalk products and a 5% markup of the total traffic on the wholesale long distance per minute line costs on a monthly basis.

     Both parties have the right to terminate the license agreement under certain conditions, including:

     * Upon 30 days written notice to the other party, if such other party fails to comply in any material respect with certain terms or conditions of the license agreement and such failure to comply is not corrected within such 30 day notice period;

     * In the event the other party becomes bankrupt or insolvent, suffers a receiver to be appointed, or makes an assignment for the benefit of its creditors.

     Softalk also has the right to terminate the license agreement upon 60 days written notice following a change of control of BestNet.

     Upon termination of the license agreement for any reason whatsoever, we are permitted to continue using Softalk's intellectual property in providing services to all our existing clients, upon the point of termination.

     We  presently  have  several  ongoing  disputes  with  Softalk over matters
involving  the  license   agreement  and  related  aspects  of  our  contractual
agreements with Softalk. These disputes include breach of contract allegations by Softalk and efforts to terminate the license agreement. We believe Softalk's allegations are without merit and intend to vigorously defend against Softalk's ongoing efforts to terminate the license agreement. See the disclosure under the caption "Item 13. Certain Relationships and Related Transactions" in our Form

10-KSB for the fiscal yearn ended August 31, 2002, for more information regarding the various agreements entered into between BestNet and Softalk. See also the disclosure under "Item 3. Legal Proceedings" in our Form 10-KSB for a discussion regarding our present legal issues with Softalk.

COMPETITION

     The communications industry is highly competitive, and one of the primary purposes of the U.S. Telecommunications Act of 1996 is to foster further competition. In the markets we currently and will compete in the future competition is intense. Competitors range from large well established telephone companies to upstart service providers. We currently do not have a significant market share in any of our markets. The established telephone companies have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses, and currently benefit from existing regulations that favor the established telephone companies. Furthermore, one large group of established telephone companies, the regional Bell operating companies, have been granted, under particular conditions, pricing flexibility from federal regulators with regard to some services with which we compete. This flexibility may present established telephone companies with an opportunity to subsidize services that compete with segments of our services and offer competitive services at lower prices. To the extent such activities occur, they may have a material adverse affect on our business prospects and results of operations.

     We expect to experience declining prices and increasing price competition. We cannot assure that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, substantially all of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over our business, financial condition and results of operations. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operation and prospects.

     However, recent competitor operating performance has been poor resulting in price increases for services like long distance and conference calling. We, in response, have held prices steady and therefore increased/improved our value proposition to current and potential clients.

REGULATORY OVERVIEW

     The following summary of regulatory developments and legislation describes the primary present and proposed federal, state, and local regulation and legislation that is related to the Internet service and telecommunications industries and could have a material effect on our business. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet service and telecommunications industries.

APPLICABLE REGULATIONS

     Telecommunications services are generally subject to federal, state and local regulation. The Federal Communications Commission exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act of 1996. In particular, state regulatory commissions have substantial oversight over the provisions of interconnection and non-discriminatory network access to established telephone companies. Local governments often regulate public rights-of-way necessary to install and operate networks.

FEDERAL REGULATION

     We do not believe our Internet operations are currently subject to direct regulation by the Federal Communication Commission or any other telecommunications regulatory agency, although they are subject to regulations applicable to businesses generally. However, the future of Internet Service Provider regulatory status continues to be uncertain. In an April 1998 report, the Federal Communication Commission concluded that while some Internet service providers should not be treated as telecommunications carriers, some services offered over the Internet, such as phone-to-phone telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be re-examined. Despite the Federal Communication Commission's decision not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision being upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. An imposition of an access charges would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition and results of operations. In addition, Congress and other federal entities have adopted or are considering other legislative and regulatory proposals that would further regulate the Internet. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth or reduce potential revenues, particularly if other governments follow suit, which may in turn increase our cost of doing business over the Internet. In preparation of this prospectus, we specifically sought any changes in regulations and or tax relative to services we provide in the United States. We found no changes.

EMPLOYEES

     On November 7, 2002, we employed 10 full-time employees. We believe our future success will depend on our ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. We believe our relations with employees to be good.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock included in this prospectus. We will use the proceeds from the exercise of the warrants described in this prospectus for working capital purposes.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     The Company's common stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC Bulletin Board from June 28, 1999 to the present. The high and low bid prices of the Company's common stock as reported from September 1, 2000 through August 31, 2002 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows.

                                                 HIGH         LOW
                                                 ----         ---
       FISCAL YEAR ENDED:
       August 31, 2000
       First Quarter                              4.25      1.46875
       Second Quarter                            10.25        4.125
       Third Quarter                               9.5         5.00
       Fourth Quarter                             7.25         3.81

       FISCAL YEAR ENDED:
       August 31, 2001
       First Quarter                             6.125         .875
       Second Quarter                            3.375        .5625
       Third Quarter                              3.60          .55
       Fourth Quarter                             4.40         2.05

       FISCAL YEAR ENDED:
       August 31, 2002
       First Quarter                              3.00         1.55
       Second Quarter                             1.56          .65
       Third Quarter                              1.58          .35
       Fourth Quarter                             2.50          .71

     The bid and asked prices of our common stock on December 27, 2002, were $0.45 and $0.52, respectively.

     As of November 7, 2002, the Company had 148 shareholders of record of its common stock. As of November 7, 2002, the Company had 2,001 shareholders that beneficially own the stock in the name of various brokers.

     The Company has never declared any cash dividends on common stock and currently plans to retain future earnings, if any, for business growth.

     Nasdaq Delisting. Our common stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that we were not in compliance with Nasdaq's $1.00 minimum bid price requirements. Since June 28, 1999, our common stock has been traded on the OTC Bulletin Board under the symbol BESC.

                              SELLING STOCKHOLDERS

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive up to an aggregate of $27,902,822.25 from the initial sale of the common stock upon exercise of the warrants included in this prospectus, assuming the holders of these warrants do not elect a cashless exercise of such warrants. Because the selling stockholder may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

     The following table also sets forth the name of each selling stockholder who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by such selling stockholder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.

                                          TOTAL
                     TOTAL SHARES     PERCENTAGE OF     SHARES OF                                                  PERCENTAGE OF
                       OF COMMON         COMMON           COMMON      BENEFICIAL    PERCENTAGE OF    BENEFICIAL       COMMON
                    STOCK ISSUABLE        STOCK,          STOCK        OWNERSHIP        COMMON       OWNERSHIP      STOCK OWNED
                     UPON EXCERISE    ASSUMING FULL    INCLUDED IN       BEFORE      STOCK BEFORE      AFTER          AFTER
                       WARRANTS        EXERCISE (1)   PROSPECTUS(1)   OFFERING (1)   OFFERING (1)   OFFERING (2)    OFFERING(2)
                       --------        ------------   -------------   ------------   ------------   ------------    -----------
Softalk, Inc.        5,246,753(3)         21.6%         5,246,753      9,871,753        39.6%        4,625,000         18.6%

ComHoldings
Ventures, LLC           30,000(4)            *             30,000         30,000          *                 -0-          -0-

Cedar Avenue LLC       450,000(5)          2.3%           450,000      4,032,634        20.7%        3,582,634         18.4%

Liolios Group,         200,000(6)          1.0%           200,000        200,000         1.0%               -0-          -0-
Inc.

Equity                 165,000(7)            *            165,000        165,000          *                 -0-          -0-
Securities
Investments, Inc.

Robert C. Caylor        50,000(8)            *             50,000        152,738          *            102,738            *

----------
*    Less than one percent (1%).

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock purchasable upon exercise of the warrants is subject to adjustment based on certain corporation events that may or may not occur in the future, and could vary materially from the number set forth in the table. The beneficial ownership for each person listed in this table is provided to the Company's knowledge.

     (1) Amounts and percentages are based upon 19,059,839 shares of our common stock outstanding as of November 7, 2002 plus, for each person or entity in this table, the shares to be issued upon exercise of the warrants.

     (2) Assumes that all securities registered will be sold.

     (3) Consists of 5,246,753 shares of common stock issuable upon exercise of immediately exercisable warrants, 625,000 shares of common stock issuable upon presently exercisable options and 4,000,000 shares of common stock.

     (4) Consists of 30,000 shares of common stock issuable upon exercise of immediately exercisable warrants.

     (5) Consists of 450,000 shares of common stock issuable upon exercise of immediately exercisable warrants and 3,582,634 shares of common stock.

     (6) Consists of 200,000 shares of common stock issuable upon exercise of immediately exercisable warrants.

     (7) Consists of 165,000 shares of common stock issuable upon exercise of immediately exercisable warrants.

     (8) Consists of 50,000 shares of common stock issuable upon exercise of immediately exercisable warrants and 102,738 shares of common stock.

     Except for Softalk, Inc., the selling stockholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. Mr. Christopher Lang, an officer and, to the Company's knowledge, principal shareholder of Softalk, served on the Company's board of directors from November 1999 to September 12, 2001, and was a paid consultant to the Company from April 1, 2000 through September 13, 2001. Ms. Rosani Atan, an officer of Softalk, also served on the Company's board of directors from November 1999 to September 22, 2000, and was a paid consultant to the Company from June 22, 2000 through September 10, 2001.

     We may amend or supplement this prospectus, from time to time to update the disclosure.

                              PLAN OF DISTRIBUTION

     The selling stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholder will sell any or all of the common stock in this offering. The selling stockholder may use any one or more of the following methods when selling shares:

     * Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.
     * Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
     * An exchange distribution following the rules of the applicable exchange.
     *    Privately negotiated transactions.
     *    Short sales or sales of shares not previously owned by the seller.
     *    A combination of any such methods of sale any other lawful method.

The selling stockholder may also engage in:

     * Short selling against the box, which is making a short sale when the seller already owns the shares.
     * Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stockholder.
     * Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling stockholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive a commission from the purchaser in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Penny Stock Rules

     Our common shares are subject to the "penny stock" rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

     * the commission payable to both the broker-dealer and the registered representative,
     *    current quotations for the securities, and
     * if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally,   monthly   statements  must  be  sent  disclosing   recent  price
information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common shares trade above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

     Underwriter Status

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     Because the selling shareholder is deemed an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements.

     We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholder and its officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. The selling shareholder has agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

                         DETERMINATION OF OFFERING PRICE

     The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

     Our consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal years ended August 31, 2002 and 2001, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 2002.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

WE HAVE NOT  AUTHORIZED  ANY PERSON TO
MAKE A  STATEMENT  THAT  DIFFERS  FROM
WHAT  IS IN  THIS  PROSPECTUS.  IF ANY
PERSON  DOES  MAKE  A  STATEMENT  THAT
DIFFERS   FROM   WHAT   IS   IN   THIS
PROSPECTUS, YOU SHOULD NOT RELY ON IT.
THIS  PROSPECTUS  IS NOT AN  OFFER  TO
SELL,  NOR IS IT  SEEKING  AN OFFER TO
BUY, THESE  SECURITIES IN ANY STATE IN
WHICH   THE   OFFER  OR  SALE  IS  NOT
PERMITTED.  THE  INFORMATION  IN  THIS
PROSPECTUS IS COMPLETE AND ACCURATE AS
OF ITS DATE, BUT THE  INFORMATION  MAY
CHANGE AFTER THAT DATE.

          TABLE OF CONTENTS                    BESTNET COMMUNICATIONS CORP.
                                  PAGE
                                  ----
WHERE YOU CAN FIND                          6,141,753 SHARES OF COMMON STOCK
MORE INFORMATION.....................2

INCORPORATION OF DOCUMENTS
BY REFERENCE.........................2

SUMMARY..............................3

BESTNET COMMUNICATIONS CORP..........3

SELECTED AND SUMMARY CONSOLIDATED
FINANCIAL DATA.......................5

THE OFFERING.........................6

SECURITIES BEING ISSUED..............6              JANUARY 3, 2003

RISK FACTORS.........................7

BESTNET COMMUNICATIONS CORP.........12

USE OF PROCEEDS.....................21

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.........21

SELLING STOCKHOLDERS................22

PLAN OF DISTRIBUTION................24

DETERMINATION OF OFFERING PRICE.....25

DESCRIPTION OF SECURITIES...........25

LEGAL MATTERS.......................25

EXPERTS.............................25

INFORMATION WITH RESPECT TO
THE REGISTRANT......................25

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES.....................25